300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

March 8, 2010

Via EDGAR Submission and Same-Day Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Lynn Dicker
Kevin Vaughn

Re:	Sensata Technologies Holding N.V.
Amendment No. 5 to Registration Statement on Form S-1
(SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding N.V., a Dutch public limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated March 5, 2010. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from Amendment No. 4 to the Registration Statement on Form S-1 filed with the SEC on February 26, 2010, and will be annotated to identify the staff’s comment to which such changes are intended to address. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Securities and Exchange Commission

March 8, 2010

Audi, page 100

1.	With a view toward clarified disclosure, please tell us the function of the “certain of [y]our products” mentioned in this section. Also, tell us whether your products are part of the acceleration control systems of automobiles and, if so, provide us your analysis of the materiality of any risk that your products might be alleged to be associated with the recently widely reported acceleration and related concerns in some automobiles.

Response: The Company has added disclosure on page 100 of the Prospectus in response to the staff’s comment. The Company believes that none of its products are used in any acceleration control systems of automobiles.

Executive Compensation, page 109

2.	Please provide us the registrant’s analysis supporting its conclusions regarding whether the risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant. Also, tell us the process undertaken to reach the conclusions.

Response: In response to the effectiveness of Item 402(s) of Regulation S-K on February 28, 2010, the Company reviewed its compensation policies and practices as discussed in detail in the Prospectus under the heading “Executive Compensation-Compensation Discussion and Analysis” to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. In reaching the conclusion that such policies and practices are not reasonably likely to have a material adverse effect on the Company, it considered the following factors:

•	neither of the Company’s two principal business units (sensors or controls) carry a significant portion of the Company’s overall risk profile on a stand-alone basis;
•	the Company’s compensation policies and practices are uniform across each of its business units and geographic regions;
•	the Company’s business units have relatively the same profitability, with each of its business units historically having an operating margin of approximately 26%;
•	compensation expense at each of its business units is not a significant percentage of such business unit’s revenues;

Securities and Exchange Commission

March 8, 2010

•

the Company’s incentive bonus plan, under which the risks and rewards of an employee’s actions to the Company are evaluated on an annual basis, thereby affording the Company adequate time to consider each;

•

the mix of compensation among base salary and incentive bonus, with substantially all of the employees receiving a significant portion of their overall compensation in the form of base salary, does not encourage excessive risk taking;

•

the structure of the Company’s incentive bonus plan, which provides for multiple pay-out levels based on pre-established targets as compared to a single pay-out level, which could encourage excessive risks among employees to achieve such target or otherwise be ineligible for any bonus;

•

substantially all of the equity awards granted to employees under the Company’s equity-based plans are subject to multi-year time vesting, which requires an employee to commit to a longer time horizon for such awards to be valuable; and

•

the Company’s annual compensation review and performance evaluation process does not focus entirely on the Company’s financial results but considers other factors that do not encourage excessive risk taking, like management and technical skills, team building, integrity and mentoring skills.

The foregoing assessment was undertaken by senior members of the Company’s human resource department after consultation with counsel with respect to the requirements of Item 402(j) of Regulation S-K based on its language and the staff’s discussion of such item in Release No. 33-9089, dated December 16, 2009. The Company determined that senior members of its human resource department were the most appropriate persons to make such an assessment in light of their extensive knowledge of the development and operation of its compensation practices and policies. Where appropriate, these members sought input from the Company’s accounting and financial staff as to matters relevant to their assessment.

Securities and Exchange Commission

March 8, 2010

Grant of Plan Based Awards Table, page 121

3.	Regarding your response to comment 16, we note that the table on page 56 discloses a different value for your ordinary shares on the date of grant and on December 31, 2009. For example, the 380,900 stock units had a value of $17.48 on the date of grant but $20.03 on December 31, 2009. Given the increase in value from December 9, 2009 to December 31, 2009, please clarify for us why you believe the value of the units at the date of issuance would not be different from the value on the date of the grant. Alternatively, tell us and revise the disclosures as appropriate to discuss how the value in the last column of this table would differ if you used the date you issued the restricted securities rather than the date that you granted them.

Response: The Company informs the staff that it believes the value of the restricted stock units on the date of grant for accounting purposes (December 9, 2009) would differ from the value on the date of legal issuance (February 22, 2010). The Company believes, however, that the date of grant, not the date the restricted stock units were legally issued under Dutch law (February 22, 2010), is the appropriate date on which to measure the value of the restricted stock units in accordance with ASC 718. In accordance with ASC 718, the date of grant was the date on which the Company and its grantees reached a mutual understanding of the key terms and conditions of the share-based awards. The Company believes that the date the restricted stock units were legally issued under Dutch law is not relevant for purposes of determining the appropriate accounting.

The Company believes that the value of the 380,900 restricted shares on the date the restricted shares were legally issued under Dutch law (February 22, 2010) would be $19.00 per share, which is the mid-point of the price range set forth on the cover page of the Prospectus, dated February 26, 2010. The value of the 380,900 restricted shares in the last column of the table on page 56 of the Prospectus titled “Intrinsic value per share based on the fair value of ordinary shares as of December 31, 2009” would not change from $20.03 per share, as that price represents the intrinsic value.

The Company has revised the disclosure on page 56 of the Prospectus by adding a footnote that clarifies the difference in values between December 9, 2009 and February 22, 2010, and that the date of grant is the appropriate date on which to measure the fair value of the award.

4.	Please reconcile the information regarding options in the last column of this table with the information in the “Option Awards” column on page 119.

Response: The Company has revised the disclosure on page 121 of the Prospectus in response to the staff’s comments. In particular, the Company has revised the grant-date fair value of the option awards shown in the last column of the table on page 121 of the Prospectus. Accordingly, the number of option awards multiplied by the grant-date fair value of the option awards will now equal the aggregate fair values disclosed in the “Option Awards” column in the table on page 119 of the Prospectus.

Securities and Exchange Commission

March 8, 2010

Outstanding Equity Awards, page 122

5.	Please disclose by footnote the vesting dates of the option and stock awards. See Instruction 2 to Regulation S-K item 402(1).

Response: The Company has added disclosure on page 122 of the Prospectus in response to the staff’s comment.

2006 Acquisition, page 132

6.	Please identify the counsel that you disclose provided the advice mentioned in this section, and file counsel’s consent as an exhibit to this registration statement. Also provide us your analysis supporting your conclusion regarding whether an opinion is required by Regulation S-K Item 601(b)(8).

Response: The Company has revised the disclosure on page 132 of the Prospectus in response to the staff’s comment. Specifically, the Company has revised the disclosure to make clear that it has consulted with counsel with respect to Dutch tax laws, but that it takes responsibility for any statements or conclusions set forth in the Prospectus with respect to such matters. In light of the foregoing, the Company has not revised the disclosure to identify such counsel. The Company believes it is the staff’s position that identifying such counsel by name in the Prospectus would require such counsel to consent to being named as an expert under Rule 436 of Regulation C.

The tax opinion called for by Item 601(b)(8) of Regulation S-K applies only to filings on Form S-11 under the Securities Act or those to which Securities Act Industry Guide 5 apply and where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. The Registration Statement has not been filed on a Form S-11 or on a filing to which Securities Industry Guide 5 would apply. The Company added additional disclosure to the Prospectus regarding the reasons it added two additional entities between the Company and Sensata Technologies Intermediate Holding B.V. in response to the staff’s prior comment to provide more detail regarding the underlying reasons for the addition of these two entities to the Company’s corporate structure. The tax effects that are discussed are those that are applicable to the Company and relate to the movement of funds up to the Company in a tax efficient manner. This disclosure is not designed to provide shareholders with any sort of tax opinion and otherwise is provided to explain the change in the Company’s corporate structure. As a result, the Company does not believe that including this limited disclosure explaining why it changed its corporate structure would trigger a requirement to provide a tax opinion to shareholders under Item 601(b)(8).

Principal and Selling Shareholders, page 144

7.	We note, for example, the disclosure in footnote 6 stating that shares held directly by Sensata Investment Co. are owned directly by the shareholder corresponding to the footnote. With a view toward clarified disclosure, please tell us the meaning of this disclosure and how it is consistent with the beneficial ownership mentioned in footnote 1.

Response: The Company has added disclosure on page 144 of the Prospectus and revised the disclosure on pages 146 and 147 of the Prospectus in response to the staff’s comment. Footnote (1) to the Principal and Selling Shareholders table on page 146 of the Prospectus identifies those persons or entities that may be deemed to be a beneficial owner (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the ordinary shares of the Company owned by Sensata Investment Co. The disclosure referenced by the staff’s comment explains that the table includes those ordinary shares of the Company that are indirectly owned by such Named Executive Officer as a result of such Named Executive Officer owning shares of Sensata Investment Co. The Company believes including such indirect ownership in the Principal and Selling Shareholders table provides a more accurate reflection as to such Named Executive Officer’s overall equity ownership in the Company.

Securities and Exchange Commission

March 8, 2010

Description of Ordinary Shares, page 148

8.	Please disclose the information required by Item 201(b)(1) of Regulation S-K.

Response: The Company has added disclosure on page 148 of the Prospectus in response to the staff’s comment.

Underwriting, page 182

9.	We note that your added disclosure in response to comment 23 omits information that was in your previous disclosure regarding these relationships. If an underwriter previously had a relationship that has been terminated recently, please tell us why you believe you can omit disclosure of the relationship.

Response: The Company has revised the disclosure on page 185 of the Prospectus to indicate that the underwriters and their affiliates may in the past have held some of the Senior Secured Credit Facility, 8% Senior Notes, 9% Senior Subordinated Notes and 11.25% Senior Subordinated Notes.

10.	We note that, in the paragraph following the table on page 183, you disclose the expenses payable by you. Please disclose the expenses in connection with the issuance and distribution to be borne by the selling security holders.

Response: The Company has added disclosure on page 183 of the Prospectus in response to the staff’s comment. The Company notes that page 147 of the Prospectus already includes similar disclosure relating to the expenses payable by the selling shareholders in the offering.

Directed Share Program, page 186

11.	With a view toward disclosure, please tell us how the indemnification for failure by a participant to pay for the shares operates. For example:
•	Will you pay the underwriter the full price for the shares? If not, what costs does the obligation contemplate that you will indemnify?
•	Does a participant retain the shares? If not and the shares are sold to the general public by the underwriter as mentioned in this section, will you be reimbursed?

Response: The Company has revised the disclosure on page 186 of the Prospectus to further describe the Company’s indemnification obligation. In particular, the Company has agreed to indemnify and hold harmless Morgan Stanley & Co. Incorporated and its affiliates from and against any and all losses, claims, damages and liabilities caused by the failure of any participant in the directed share program to pay for shares that the participant agreed to purchase. In the event a participant fails to pay for any such shares by the settlement date, the shares may, subject to compliance with applicable law and regulation, be sold or reallocated. Under the terms of the directed share program, the participant may be held liable for losses, if any, resulting from such sale or reallocation. As stated above, the Company has agreed to indemnify Morgan Stanley & Co. Incorporated and its affiliates for any such losses.

Securities and Exchange Commission

March 8, 2010

Exhibits

12.	Regarding the revisions to the proposed opinion:
•	It is unclear why the condition in paragraph B on page 3 is necessary given paragraph (iii) on that page. Please revise or advise.
•	The limitation referred to in our thirteenth bullet point remains in the fourth to last paragraph in the third page of the opinion. We therefore reissue our thirteenth bullet point.

Response: The Company informs the staff of the following:

•

With respect to the first bullet point, counsel to the Company has deleted the part of the assumption in paragraph (iii) which related to the deed of issuance. Because of that deletion, counsel to the Company has clarified the condition to the opinion in paragraph B that the New Shares (as defined in the opinion) will be issued pursuant to a validly issued deed of issuance in the form reviewed by counsel to the Company. In addition, the opinion in paragraph B has been revised to state as a condition to the opinion that the New Shares be paid in full pursuant to the Underwriting Agreement. Counsel believes this is a common assumption where the opinion is issued prior to the shares being paid for by the underwriters.

•

With respect to the second bullet point, counsel to the Company has revised the paragraph referenced in the staff’s comment to clarify that the paragraph applies only to issues of liability relating to counsel. Counsel believes that such a provision is typical where the issuer and the law firm delivering the Item 5.1 opinion are both located in a foreign jurisdiction. In that regard, counsel refers the staff to the Item 5.1 opinions filed in connection with the registration of securities by the following issuers: Aercap Holdings N.V. (Registration No. 333-138381), Cascal N.V. (Registration No. 333-148508), Eurand N.V. (Registration No. 333-142481) and Converium Finance S.A. (Registration No. 333-101169).

Counsel to the Company further advises the staff that the New Shares will be issued pursuant to a private deed of issuance rather than a notarial deed of issuance, as originally contemplated by the opinion. The differences between a private deed of issuance and a notarial deed of issuance are procedural rather than substantive. The reason for the change to a private deed of issuance is to simplify the logistics of the closing of the offering. However, this change affects the opinion because under Dutch law shares can only be issued pursuant to a private deed if the shares are admitted to trading on a regulated market or if the shares at the time of the transaction may reasonably be expected to be admitted shortly thereafter to trading on a regulated market. Counsel to the Company has therefore added the listing approval letter from the New York Stock Exchange as a document that they have reviewed in connection with the opinion.

Securities and Exchange Commission

March 8, 2010

A revised draft of the Item 5.1 opinion is attached to this letter as Exhibit A. Also included is a marked version showing changes since the draft of the opinion that was attached to the Company’s response letter in connection with Amendment No. 4 to the Registration Statement. The Company advises the staff that no changes have been made to the management certificate that was attached to the Company’s response letter in connection with Amendment No. 4 to the Registration Statement. Counsel to the Company confirms that the executed management certificate will be attached as an annex to the 5.1 opinion when it is filed with the Commission.

Exhibit 1.1

13.	Please file the complete agreement, including the Annexes.

Response: In response to the staff’s comment, the Company has re-filed Exhibit 1.1 to the Registration Statement, including all of the Exhibits and Annexes thereto.

Exhibit 3.2

14.	We note the second and third paragraphs of this exhibit. You may not disclaim your responsibility to provide the translation required by Rule 403. In addition, you should disclose differences between Dutch and English concepts. Please revise accordingly.

Response: In response to the staff’s comment, the Company has deleted the paragraphs referenced in the staff’s comment and re-filed Exhibit 3.2 to the Registration Statement. The Company advises the staff that it does not believe there are any material differences between Dutch and English concepts in relation to the translation of the Company’s articles of association.

Exhibit 10.59

15.	Please file a copy of this exhibit that includes Exhibit A.

Response: In response to the staff’s comment, the Company has re-filed Exhibit 10.59 to the Registration Statement, including Exhibit A thereto.

Finally, the Company confirms that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds

Mark G. Borden

Peter N. Handrinos

Exhibit A

POSTAL ADDRESS	Postbus 71170 1008 BD AMSTERDAM
OFFICE ADDRESS	Fred. Roeskestraat 100 1076 ED AMSTERDAM
TELEPHONE	020 578 5758
FAX	020 578 5836
INTERNET	www.loyensloeff.com

Subject to Opinion Committee Approval

To:

Sensata Technologies Holding N.V.

Kolthofsingel 8

7602 EM, Almelo

The Netherlands

SENSATA TECHNOLOGIES HOLDING N.V.

Privileged

Amsterdam, [•] 2010

Dear Sir/Madam,

You have requested us, as your special counsel on certain matters of Dutch law to render an opinion in connection with the proposed filing of a registration statement, including a prospectus, relating to the Shares (as defined below).

Headings used in this opinion are for ease of reference only and shall not affect the interpretation hereof.

In this opinion:

“New Shares” means the ordinary shares in the capital of the Company that will be issued by the Company and subscribed for by the Underwriters named in the Registration Statement;

“Commission” means the Securities and Exchange Commission;

“Company” means Sensata Technologies Holding N.V., a public company with limited liability under Dutch law;

“Existing Shares” means 144,108,686 ordinary shares in the capital of the Company issued and outstanding on the date hereof;

“Registration Statement” means the registration statement on Form S-1 (Registration No. 333-163335), originally filed with the Commission on 25 November 2009 under the Securities Act of 1933, as amended;

“Secondary Shares” means the Existing Shares to be sold by the Selling Shareholders to the Underwriters;

“Shares” means the Existing Shares and the New Shares, collectively;

AMSTERDAM • ANTWERP • ARNHEM • BRUSSELS • EINDHOVEN • LUXEMBOURG • ROTTERDAM • ARUBA • CURAÇAO • FRANKFURT •

DUBAI • GENEVA • LONDON • NEW YORK • PARIS • SINGAPORE • TOKYO • ZURICH

1/3

“Selling Shareholders” means the selling shareholders named in the Registration Statement;

“Underwriters” means the underwriters named in the Registration Statement; and

“Underwriting Agreement” means the underwriting agreement by and between the Company and the Underwriters.

In rendering this opinion, we have examined and relied upon, inter alia, an electronically transmitted copy of the executed Registration Statement and upon the following documents as we have deemed necessary for the purposes of this opinion:

(1)	an electronically transmitted copy of an excerpt, dated as of the date hereof (the “Excerpt”) of the registration of the Company in the trade register of the Chambers of Commerce in the Netherlands (the “Trade Register”) under number 24192692;

(2)	an electronically transmitted copy of the deed of incorporation of the Company dated 22 December 1988 (the “Deed of Incorporation”);

(3)	a draft deed of issuance, dated the date hereof, to be executed by the Company and the Underwriters pursuant to which the New Shares will be issued (the “Deed of Issuance”);

(4)	an electronically transmitted copy of the articles of association (statuten), as they read after the execution of the deed of conversion and amendment of the articles of association relating to the Company dated 26 February 2010 (the “Articles”);

(5)	an electronically transmitted copy of the resolution of the general meeting of shareholders of the Company (the “Shareholders Meeting”), dated [•], (inter alia) (inter alia) designating the Management Board as the corporate body with the power to issue and/or grant rights to subscribe for ordinary shares for a period of five years from the date thereof to issue such number of shares in the capital of the Company as shall be permitted by the authorised capital of the Company from time to time (the “Shareholders’ Resolution”

(6)	an electronically transmitted copy of the resolution of the management board of the Company (the “Management Board”), dated [•], resolving to (inter alia) issue the New Shares and (ii) waive any pre-emptive rights in respect thereto (the “Board Resolution”) and together with the Shareholder’s Resolution, the “Resolutions”);

(7)	an electronically transmitted copy of the shareholders’ register (aandeelhoudersregister) of the Company (the “Shareholders’ Register”);

(8)	a letter from NYSE Euronext dated 12 February 2010 in which it is confirmed on behalf of the board of directors and management of the New York Stock Exchange that it has authorised the listing of the New Shares and the Secondary Shares on the New York Stock Exchange; and

(9)	a certificate signed by the Management Board, dated as of the date hereof. A copy of this certificate is attached hereto as Annex 1.

Legal Opinion draft 5 (6 March 2010) For discussion purposes only; subject to Opinion Committee’s approval	2/2

For the purpose of the opinions expressed herein, we have assumed:

(i)	the genuineness of all signatures, the authenticity of all agreements, certificates, instruments, and other documents submitted to us as originals and the conformity to the originals of all agreements, certificates, instruments, and other documents submitted to us as electronic copies;

(ii)	that the information recorded in the Excerpt is true, accurate and complete on the date hereof (although not constituting conclusive evidence thereof our assumption is supported by information obtained by telephone today from the Trade Register confirming that no changes were registered after the date of the Excerpt); and

(iii)	that the New Shares will be subscribed for and accepted by the Underwriters.

Based upon the foregoing and subject to the limitations stated hereinafter, we are of the opinion that on the date hereof:

A.	The Existing Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

B.	When issued pursuant to a validly executed Deed of Issuance in the form reviewed by us and upon payment in full of the New Shares in accordance with the Underwriting Agreement, the New Shares will be validly issued, fully paid and validly outstanding and non-assessable.

C.	The Secondary Shares have been duly authorised and validly issued, are fully paid and are validly outstanding and non-assessable.

Any issue of interpretation or liability relating to us arising under this opinion will be governed by Dutch law and must be brought exclusively before the competent court in Rotterdam, the Netherlands.

This opinion letter is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically referred to.

This opinion letter may only be relied upon in connection with the transactions to which the Registration Statement relates.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours faithfully,

Loyens & Loeff N.V.

Legal Opinion draft 5 (6 March 2010) For discussion purposes only; subject to Opinion Committee’s approval	3/2

ANNEX 1

MANAGEMENT CERTIFICATE

[To be attached as separate document]

Legal Opinion draft 5 (6 March 2010) For discussion purposes only; subject to Opinion Committee’s approval	5/2